The Stallion Group
Suite 604 – 700 West Pender Street
Vancouver, British Columbia
V6C 1G8

October 16, 2007

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Anne Nguyen Parker

Dear Sirs/Mesdames:

Re:	The Stallion Group
Registration Statement on Form SB-2 filed July 4, 2007
SEC File No. 333-144361

We respond to your letter dated July 25, 2007, as follows:

1.

In response to comment 1, we have received an Estimate of Future Reserves and Revenues report dated August 3, 2007 from Veazey & Associates, LLC discussing our proved reserves. We continue to use the term “development” or similar terms when referring to the nature of our business.

2.

In response to comment 2, we have updated the financial information as required by Item 310(g)(2) of Regulation S-B with the audited financial statements for the fiscal year ended May 31, 2007. We have also included the unaudited financial statements for the three month period ended August 31, 2007.

3.	In response to comment 3, we have disclosed the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by the selling shareholders.

4.	In response to comment 4, we have provided the signature of the principal accounting officer or controller, Kulwant Sandher.

5.	In response to comment 5, we have provided the undertaking required by Item 512(g)(2) of Regulation S-B.

The Form SB-2/A has been filed via Edgar. In addition, please find enclosed a redlined copy of the Form SB-2/A with corresponding exhibits.

We trust the foregoing is satisfactory. Should you have any questions or comments, please do not hesitate to contact us.

Yours truly,

The Stallion Group

/s/ Kulwant Sandher
__________________________________
Kulwant Sandher, Chief Financial Officer

Enclosure